SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 25 October 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






BP p.l.c.

Group Results

3rd Quarter 2005



                                                      London 25 October 2005


                         FOR IMMEDIATE RELEASE

                     STRONG ENVIRONMENT, STRONG PERFORMANCE

---------------------------------------------------------------------------


  Third  Second   Third
Quarter Quarter Quarter                                     Nine Months
   2004    2005    2005   $ million                      2005    2004     %
=======================                                ====================

  4,818   5,591   6,463   Profit for the period*       18,656  14,065
                          Inventory holding
 (1,027)   (610) (2,053)  (gains) losses               (3,774) (2,137)
-----------------------                                --------------------
  3,791   4,981   4,410   Replacement cost profit      14,882  11,928    25
=======================                                ====================
   9.61   12.67   11.86   - per ordinary share (pence)  38.08   29.93
  17.49   23.42   21.04   - per ordinary share (cents)  70.07   54.48    29
   1.05    1.40    1.26   - per ADS (dollar)             4.20    3.27
=======================                                ====================




As a result of the announced sale, Innovene operations have been treated as discontinued operations and presented accordingly within this document.



o BP's third quarter replacement cost profit was $4,410 million compared with $3,791 million a year ago, an increase of 16%. The result includes the loss on re-measurement to fair value of Innovene as a result of the recently announced divestment, and significant impacts from the effects of hurricanes Katrina and Rita. For the nine months, replacement cost profit was $14,882 million compared with $11,928 million, up 25%.

O The third quarter result includes a net non-operating charge of $921 millon compared with a net non-operating charge of $394 million in the third quarter of 2004. For the nine months, the net non-operating charge was $1,201 million compared with a net gain of $189 million for the nine months of 2004.

O The third quarter trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining margins, but with lower retail marketing and olefins margins.

O Net cash provided by operating activities for the quarter and nine months was $6.4 billion and $22.5 billion, respectively, compared with $6.1 billion and $18.2 billion a year ago.

O The ratio of net debt to net debt plus equity was 19% compared with 20% a year ago.

O The quarterly dividend, to be paid in December, is 8.925 cents per share ($0.5355 per ADS) compared with 7.10 cents per share a year ago. For the nine months, the dividend showed an increase of 26%. In sterling terms, the quarterly dividend is 5.061 pence per share, compared with 3.910 pence per share a year ago; for the nine months the increase was 26%. During the nine months, the company repurchased 728 million of its own shares at a cost of $7.9 billion.



BP Group Chief Executive, Lord Browne, said:


    "The recent hurricanes in the US have impacted our results. However, underlying performance is strong, amplified by high but volatile prices of oil, gas and products. The announced sale of Innovene for cash is a good outcome. We continue to invest in opportunities which remain robust to future changes in the operating environment, to pay an increasing dividend per share over time and to return excess free cash flow to investors".

*  Profit attributable to BP shareholders.


                      Summary Quarterly Results


Exploration and Production's third quarter result was up 36% on a year ago reflecting higher realizations in both liquids and gas, partially offset by slightly lower volumes and higher operating costs and revenue investments.



The Refining and Marketing result reflects record refining margins but significantly lower retail marketing margins compared with a year ago.



In Gas, Power and Renewables the result increased compared with a year ago primarily due to higher contributions from the gas marketing business.



Interest and Other finance expense was $181 million for the quarter compared with $162 million in the previous quarter. This reflects higher interest costs partially offset by higher capitalized interest.



The effective tax rate on replacement cost profit of continuing operations was 33.7%.



Capital expenditure was $3.3 billion for the quarter; there were no significant acquisitions. Disposal proceeds were $0.2 billion.



Net debt at the end of the quarter was $20 billion. The ratio of net debt to net debt plus equity was 19%.



During the third quarter, the company repurchased 332 million of its own shares, at a cost of $3.8 billion. These shares are held in treasury.



On 7 October 2005, BP announced that it is to sell Innovene to INEOS. The $9 billion cash sale, subject to regulatory approvals, includes manufacturing sites, markets and technologies. The sale is expected to be concluded early in 2006.



The commentaries above and following are based on replacement cost profit.



TNK-BP operational and financial information has been estimated.



The financial information for 2004 has been restated to reflect the following, all with effect from 1 January 2005: (a) the adoption by the group of International Financial Reporting Standards (IFRS) (see Note 1); (b) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (c) the transfer of the Olefins and Derivatives operations from the former Petrochemicals segment to Other businesses and corporate (as noted above we have announced the sale of Innovene and have categorized the majority of Olefins and Derivatives as discontinued operations); (d) the transfer of the Grangemouth and Lavera refineries from the Refining and Marketing segment into Olefins and Derivatives; (e) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to Olefins and Derivatives. Note 2 provides further detail of the resegmentation.



                          Non-operating Items


                                                                Third
                                                               Quarter
$ million                                                         2005
                                                               =======
Exploration and Production                                        (147)
Refining and Marketing                                            (154)
Gas, Power and Renewables                                           95
Other businesses and corporate                                    (290)
                                                               -------
                                                                  (496)
Taxation(a)                                                        167
                                                               -------
Continuing operations                                             (329)
Innovene Operations                                  (759)
Taxation(a)                                           167         (592)
                                                  -------      -------
Total for all operations                                          (921)
                                                               =======



(a) Non-operating items related to Innovene operations, primarily the loss on re-measurement to fair value, are tax effected at 22%; other non-operating items are tax effected at 33.7%, the effective tax rate for continuing operations.


    Reconciliation of Replacement Cost Profit to Profit for the Period



   Third     Second     Third
  Quarter   Quarter   Quarter                                  Nine Months
     2004      2005      2005  $ million                     2005      2004
=============================                              ================
    4,822     5,903     6,535  Exploration and Production  18,924    13,327
    1,318     1,286     1,858  Refining and Marketing       4,565     3,903
       30       174       314  Gas, Power and Renewables      892       420
                               Other businesses and
     (441)     (156)     (452) corporate                     (783)      400
                               Consolidation adjustment
                                  Unrealized profit
      (95)      (4)      (285)    in inventory               (442)     (248)
                                  Net profit on transactions
                                  between continuing and
       89       159       144     Innovene operations (a)     399       157
-----------------------------                              ----------------
                               RC profit before interest
    5,723     7,362     8,114  and tax                     23,555    17,959
-----------------------------                              ----------------
                               Interest and other
     (183)     (162)     (181) finance expense               (544)     (528)
   (1,657)   (2,291)   (2,674) Taxation(b)                 (7,444)   (5,263)
      (52)      (69)      (68) Minority interest             (198)     (128)
-----------------------------                              -----------------
                               RC profit for continuing
                               operations attributable
    3,831     4,840     5,191  to BP shareholders (c)      15,369    12,040
=============================                              ================
                               Inventory holding gains
                               (losses) for continuing
      904       648     1,938  operations                   3,547     1,854
-----------------------------                              -----------------
                               Profit for the period for
                               continuing operations
                               attributable to BP
    4,735     5,488     7,129  shareholders                18,916    13,894
                               Profit (loss) for the period
       83       103      (666) from Innovene operations(d)   (260)      171
-----------------------------                              -----------------
                               Profit for the period
                               attributable
    4,818     5,591     6,463  to BP shareholders          18,656    14,065
=============================                              ================
                               RC profit for continuing
                               operations attributable to
    3,831     4,840     5,191  BP shareholders             15,369    12,040
                               RC profit for Innovene
      (40)      141      (781) operations                    (487)     (112)
-----------------------------                              ----------------
    3,791     4,981     4,410  Replacement cost profit     14,882    11,928
=============================                              ================



(a) In the circumstances of discontinued operations, Accounting Standards require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations and vice versa, be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations. This net adjustment principally represents the net margin on crude refined by Innovene as substantially all crude for their refineries is supplied by BP and most of the refined products manufactured are taken by BP. The profits attributable to individual segments are not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

(b) The third quarter effective tax rate on continuing operations of 33.7% is calculated as the tax charge ($2,674 million) divided by RC profit for continuing operations after interest ($8,114-$181=$7,933 million).

(c) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

(d)  See further detail in Note 3.



                              Per Share Amounts



     Third      Second     Third
   Quarter    Quarter    Quarter                               Nine Months
      2004       2005       2005                             2005      2004
================================                       =====================
                                  Results for the
                                  period ($m)
     4,818      5,591      6,463  Profit*                  18,656     14,065
     3,791      4,981      4,410  Replacement cost profit  14,882     11,928
--------------------------------                        --------------------
                                  Shares in issue at
21,713,966 21,174,934 20,984,851  period end (thousand)20,984,851 21,713,966
                                  - ADS equivalent
 3,618,994  3,529,156  3,497,475  (thousand)            3,497,475  3,618,994
                                  Average number of
                                  shares outstanding
21,683,963 21,270,485 21,007,316  (thousand)           21,238,117 21,891,936
                                  - ADS equivalent
 3,613,994  3,545,081  3,501,219  (thousand)            3,539,686  3,648,656
--------------------------------                       ---------------------
                                  Per ordinary share
                                  (cents)
     22.21      26.30      30.75  Profit for the period     87.84      64.24
                                  RC profit
     17.49      23.42      21.04  for the period            70.07      54.48
                                  Per ADS (cents)
    133.26     157.80     184.50  Profit for the period    527.04     385.44
                                  RC profit
    104.94     140.52     126.24  for the period           420.42     326.88
--------------------------------                       ---------------------



*   Profit attributable to BP shareholders.



                        Exploration and Production

  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005   $ million                            2005    2004
=======================                                      ==============
  4,827   5,906   6,536  Profit before interest and tax(a)   18,933  13,340
     (5)     (3)     (1) Inventory holding (gains) losses        (9)    (13)
-----------------------                                       --------------
                         Replacement cost profit
  4,822   5,903   6,535  before interest and tax             18,924  13,327
=======================                                      ==============
                         Results include:
                         Impairment and gain (loss) on sale of
     16      (3)   (106) businesses and fixed assets             831   (233)
      -       - -     -  Environmental and other provisions        -      -
                         Restructuring, integration and
      -       -       -  rationalization costs                     -      -
                         Fair value gain (loss) on
      -    (674)    (53) embedded derviatives                   (887)     -
    (35)     25      12  Other                                    37    (35)
-----------------------                                       --------------
    (19)   (652)   (147) Total non-operating items               (19)  (268)
=======================                                      ==============
    135     139     177  Exploration expense                     476    379
                         of which:
     34      47      93  Exploration expenditure written off     224    123
=======================                                      ==============
                         Production (Net of Royalties) (b)
  2,298   2,437   2,313  Crude oil (mb/d)                      2,385  2,320
    181     182     159  Natural gas liquids (mb/d)              176    190
  2,479   2,619   2,472  Total liquids (mb/d)(c)               2,561  2,510
  8,275   8,661   7,841  Natural gas (mmcf/d)                  8,412  8,433
  3,906   4,112   3,824  Total hydrocarbons (mboe/d)(d)        4,011  3,964
=======================                                      ==============
                         Average realizations (e)
  39.43  47.79    56.83  Crude oil ($/bbl)                     49.07  34.93
  28.77  29.86    36.70  Natural gas liquids ($/bbl)           31.30  25.13
  38.29  45.95    54.80  Total liquids ($/bbl)                 47.22  33.89
   3.66   4.38     4.75  Natural gas ($/mcf)                    4.45   3.71
  30.08  36.11    41.68  Total hydrocarbons ($/boe)            36.97  28.03
=======================                                      ==============
                         Average oil marker prices($/bbl)
  41.54  51.63    61.63  Brent                                 53.68  36.31
  43.88  53.08    63.18  West Texas Intermediate               55.43  39.18
  41.82  50.10    60.91  Alaska North Slope US West Coast      52.08  37.70
=======================                                      ==============
                         Average natural gas marker prices
   5.75   6.74     8.53  Henry Hub gas price ($/mmbtu)(f)       7.19   5.81
                         UK Gas - National
  23.63  30.15    29.26  Balancing Point (p/therm)             32.42  22.98
=======================                                      ==============



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)  Includes BP's share of production of equity-accounted entities.

(c)  Crude oil and natural gas liquids.

(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e) Based on turnover of consolidated subsidiaries only - this excludes equity-accounted entities.

(f)  Henry Hub First of the Month Index.



                        Exploration and Production


The replacement cost profit before interest and tax for the third quarter was $6,535 million, an increase of 36% over the third quarter of 2004. This result benefited from higher realizations in both liquids and gas, partially offset by slightly lower volumes and higher operating costs and revenue investments. The results of the third quarter were significantly affected by hurricanes Katrina and Rita and their aftermath. The effects include profits foregone owing to lost oil and gas production from the US Gulf of Mexico and additional costs incurred because of damage to facilities.



Net non-operating charges for the third quarter total $147 million, primarily arising from fair value losses of $53 million on embedded derivatives relating to North Sea gas contracts and a charge for impairment of $100 million in respect of a field in the Gulf of Mexico Shelf following the hurricane damage, which continues to be assessed. The corresponding quarter in 2004 contained non-operating charges for impairments and other items of $42 million and gains on sales of assets of $23 million.



Production for the quarter at 3,824 mboe/d was 2% lower than the third quarter of 2004. This primarily reflected the loss in production owing to the hurricanes in the Gulf of Mexico and higher planned maintenance shutdowns in the North Sea, partly offset by production growth from major projects in the New Profit Centres and TNK-BP.



The replacement cost profit before interest and tax of $18,924 million for the nine months represented an increase of some 42% over the same period of the previous year. This result benefited from higher realizations and higher volumes partly offset by higher operating costs and revenue investments. The nine months result included net gains on sales of assets of $1,061 million, fair value losses of $887 million on embedded derivatives and charges for impairments of $230 million.



In the Gulf of Mexico, repairs to the Thunder Horse are proceeding offshore, with production expected to start in the second half of 2006. The costs incurred to secure and repair the facility were $107 million for the quarter.



Elsewhere, projects remain on track. In Azerbaijan, line-fill of the Baku-Tbilisi-Ceyhan (BTC) oil export pipeline continues and the inauguration of the Georgian section of the pipeline was held in early October. In Angola, Kizomba B started producing in early July. In Trinidad, both the Cannonball project and the Atlantic LNG Train 4 remain on course for start-up of production in the fourth quarter. In October, we announced the planned investment of $2.2 billion in the Wamsutter natural gas field in Wyoming, USA.



We have had continued exploration success in Angola with the 'Juno-1' ' Astraea-1' and 'Hebe-1'oil discoveries in ultra-deepwater Block 31. These bring the number of successful discoveries that BP has drilled in Block 31 to nine. Also, we have made a second discovery offshore Sakhalin Island with the Udachnaya well.


                        Customer Facing Segments

                         Refining and Marketing




  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
  2,190   1,950   3,697  Profit before interest and tax(a)    8,010   5,733
   (872)   (664) (1,839) Inventory holding (gains) losses    (3,445) (1,830)
-----------------------                                       -------------
                         Replacement cost profit
  1,318   1,286   1,858  before interest and tax              4,565   3,903
=======================                                       =============
                         Results include:
                         Impairment and gain (loss) on sale
    (18)     75     (14) of businesses and fixed assets          34    (123)
   (206)      -    (140) Environmental and other provisions    (140)   (206)
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       -
                         Fair value gain (loss) on
      -       -       -  embedded derivatives                     -       -
      -    (733)      -  Other                                 (733)      -
-----------------------                                       -------------
   (224)   (658)   (154) Total non-operating items             (839)   (329)
=======================                                       =============
                         Refinery throughputs(b) (mb/d)
    211     210     202  UK                                     192     205
    696     671     687  Rest of Europe                         668     712
  1,417   1,350   1,328  USA                                  1,360   1,351
    296     305     296  Rest of World                          300     357
-----------------------                                       -------------
  2,620   2,536   2,513  Total throughput                     2,520   2,625
=======================                                       =============
   95.1    93.1    92.6  Refining availability (%)             93.6    95.0
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    334     356     369  UK                                     354     318
  1,406   1,346   1,402  Rest of Europe                       1,357   1,359
  1,696   1,656   1,674  USA                                  1,660   1,689
    621     604     599  Rest of World                          608     641
-----------------------                                      --------------
  4,057   3,962   4,044  Total marketing sales                3,979   4,007
  2,627   2,129   2,010  Trading/supply sales                 2,112   2,463
-----------------------                                      --------------
  6,684   6,091   6,054  Total refined product sales          6,091   6,470
  3,679   4,123   3,888  Crude oil                            3,882   3,833
-----------------------                                      --------------
 10,363  10,214   9,942  Total oil sales                      9,973  10,303
=======================                                      ==============

                         Global Indicator Refining Margin(c)
                         ($/bbl)
   4.37    5.68    7.78  NWE                                   5.46    4.13
   6.99    9.37   17.12  USGC                                 11.31    7.70
   5.01    7.45   13.40  Midwest                               8.28    6.23
  11.28   14.53   17.57  USWC                                 15.02   11.58
   5.48    6.30    6.52  Singapore                             5.94    3.90
   6.39    8.42   12.35  BP Average                            8.93    6.52
=======================                                      ==============
                         Chemicals production (kte)
    357     317     284  UK                                     918     986
    799     735     771  Rest of Europe                       2,312   2,410
  1,194   1,107     890  USA                                  3,215   3,521
  1,004     981   1,115  Rest of World                        3,105   3,026
-----------------------                                      --------------
  3,354   3,140   3,060  Total production                     9,550   9,943
=======================                                      ==============



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refinery throughputs exclude the Grangemouth and Lavera refineries which are now treated as discontinued operations within Other businesses and corporate.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavera refineries.



                        Customer Facing Segments

                         Refining and Marketing


The replacement cost profit before interest and tax for the third quarter was a record $1,858 million. This is compared to $1,318 million for the same period last year. The nine months' result was $4,565 million, an increase of $662 million, or 17%, year-on-year.



The quarter's result includes a charge of $154 million for non-operating items. This is primarily in respect of new, and revisions to existing, environmental and other provisions. The non-operating charge for the corresponding quarter in 2004 was $224 million.



This quarter's result reflects record refining margins and significantly lower
retail marketing margins.   The impact of hurricanes Katrina and Rita on the
third quarter's result was significant. The effects include margin foregone due to refinery and other production shutdowns and supply disruptions to marketing operations. BP's increase in the third quarter refining margin was lower than the increase reflected in the Global Indicator Margin (GIM) as a result of the actual yield differing from the yields assumed in the GIM.



Refinery throughputs for the quarter and nine months were 2,513 mb/d and 2,520 mb/d respectively, lower than in the corresponding periods of 2004 due to the effects of the Texas City incident in March 2005 and the complete shut down of the refinery late in the quarter in advance of hurricane Rita. The Texas City refinery is expected to resume production late in the fourth quarter, with initial gasoline production expected during December.



Marketing sales were 4,044 mb/d for the third quarter and 3,979 mb/d for the first nine months of the year, compared with 4,057 mb/d and 4,007 mb/d for the corresponding periods in the previous year. The third quarter result reflects depressed retail marketing margins caused by a quarter of rapidly rising wholesale product prices not fully recovered in the market place. The marketing result was also affected by supply disruptions caused by the hurricanes in the USA, which led to plant shutdowns within the Aromatics and Acetyls business.



During the quarter, we announced plans for a second PTA plant at the BP Zhuhai Chemical Company Limited site in Guangdong Province, China, subject to approval from the Government. The new plant will have operating capacity of 900,000 tonnes a year and will be the first plant to use BP's latest generation PTA technology. Also, the transaction announced in 2004 for the sale of BP's 70% shareholding in BP Malaysia Sdn Bhd to Lembaga Tabung Angkatan Tentera (LTAT) was successfully concluded.



During early October, BP has agreed terms for the disposal to Osterreichische Mineralol Verwaltung Aktiengesellschaft (OMV) of BP's network of 70 Retail sites in the Czech Republic and signed a letter of intent with Hindustan Petroleum Corporation Limited to form a 50/50 strategic joint venture covering the refining and marketing sector in India.


                          Customer Facing Segments

                          Gas, Power and Renewables


  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
     57     160     412  Profit before interest and tax(a)      990     431
    (27)     14     (98) Inventory holding (gains) losses       (98)    (11)
-----------------------                                       -------------
                         Replacement cost profit
     30     174     314  before interest and tax                892     420
=======================                                       =============

                         Results include:
                         Impairment and gain (loss) on sale
     16      20      (2) of businesses and fixed assets          81      16
      -       -       6  Environmental and other provisions       6       -
                         Restructuring, integration and
      -       -       -  rationalization costs                    -       -
                         Fair value gain (loss)
      -      67      91  on embedded derivatives                200       -
      -       -       -  Other                                    -       -
-----------------------                                       -------------
     16      87      95  Total non-operating items              287      16
=======================                                       =============

                         Gas sales volumes (mmcf/d)
  4,463   4,699   3,858   UK                                  4,651   5,091
    485     382     300   Rest of Europe                        356     398
 13,585  14,501  15,552   USA                                14,752  13,228
 13,250  14,933  15,031   Rest of World                      15,195  13,078
----------------------                                       --------------
 31,783  34,515  34,741   Total gas sales volumes            34,954  31,795
=======================                                      ==============

                          NGL sales volumes (mb/d)
      9       4       7   UK                                      7       7
      7      12       7   Rest of Europe                         11       4
    358     317     384   USA                                   358     385
    161     162     178   Rest of World                         197     190
-----------------------                                      --------------
    535     495     576   Total NGL sales volumes               573     586
=======================                                      ==============



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.



The replacement cost profit before interest and tax for the third quarter and nine months was $314 million and $892 million respectively, compared with $30 million and $420 million a year ago.



The third quarter result is higher than the same period in 2004 primarily due to higher contributions from the gas marketing business. The nine months result is higher than the same period in 2004 reflecting higher gains from non-operating items as well as higher contribution from the operating businesses. Results reflect changes to fair value accounting following the introduction of IFRS in 2005 which have created increased volatility in the Gas, Power and Renewables results.



                        Other Businesses and Corporate


  Third  Second   Third
Quarter Quarter Quarter                                         Nine Months
   2004    2005    2005  $ million                             2005    2004
=======================                                       =============
                         Profit (loss) before
   (441)   (161)   (452) interest and tax(a)                   (788)    400
      -       5       -  Inventory holding (gains) losses         5       -
-----------------------                                       -------------
                         Replacement cost profit
   (441)   (156)   (452) before interest and tax (b)           (783)    400
=======================                                       =============
                         Results include:
                         Impairment and gain (loss) on sale
    (36)     34       4  of businesses and fixed assets          38   1,158
   (283)     22    (296) Environmental and other provisions    (274)   (283)
                         Restructuring, integration and
    (19)    (28)     (6) rationalization costs                  (77)    (19)
                         Fair value gain (loss) on
      -     (14)      8  embedded derivatives                   (10)      -
      -       3       -  Other                                    3       -
-----------------------                                       -------------
   (338)     17    (290) Total non-operating items             (320)    856
=======================                                       =============



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Includes the portion of Olefins and Derivatives not included in the sale of Innovene to INEOS. This includes the equity-accounted investments in China and Malaysia that were part of Olefins and Derivatives.



Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The group's interests in PetroChina and Sinopec were divested in early 2004. The third quarter's result includes a net charge of $290 million in respect of non-operating items. This includes a charge of $296 million relating to new, and revisions to existing, environmental and other provisions.



                             Dividends Payable


                                                            June, September
 December September December                                  and December
     2004      2005     2005                                   2005    2004
============================                                ===============
                             Dividends per ordinary share
     7.10     8.925    8.925 cents                            26.35   20.95
    3.910     5.119    5.061 pence                           14.630  11.577

    42.60     53.55    53.55 Dividends per ADS (cents)       158.10  125.70
----------------------------                                ---------------



BP today announced a dividend of 8.925 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 5.061 pence per share and holders of American Depository Receipts (ADRs) $0.5355 per ADS share. The dividend is payable on 5 December to shareholders on the register on 11 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 5 December.



                                Outlook


BP Group Chief Executive, Lord Browne, concluded:



"World economic growth appears to have been sustained at close to trend rates, despite the disruptions and uncertainties following hurricanes Katrina and Rita.



"Crude oil prices averaged $61.63 per barrel (Dated Brent) in the third quarter, an increase of $10 per barrel from the second quarter average, and more than $20 per barrel above the same period last year. Hurricanes Katrina and Rita resulted in the loss of as much as 1.5 mmb/d of production in the US Gulf of Mexico. However, in recent weeks, the temporary loss of Gulf Coast refining capacity and signs of weaker consumption have caused crude prices to drift downward. Nonetheless, prices are expected to be well supported into the winter.



"US natural gas prices averaged $8.53/mmbtu (Henry Hub first of month index) in the third quarter, up nearly $2 per mmbtu versus the second quarter. Hurricanes Katrina and Rita shut in about 20% of US domestic output and raised prices to around imputed distillate parity. We expect US gas prices to continue to trade close to distillate parity.



"Average global refining margins reached a record $12.35/bbl in the third quarter. Hurricanes Katrina and Rita caused extensive damage to refining facilities in the US Gulf, shutting-in 5mmb/d of refining capacity, of which 1.5 mmb/d is yet to return to operation. Oil product stocks and anticipated recoveries in refining capacity generally are adequate to meet current demand but the situation remains finely balanced and vunerable to further disruptions or a colder than normal winter. Therefore, refining margins are likely to remain high during the fourth quarter.



"During the third quarter, retail margins have been impacted negatively by high and rising product prices. As the fourth quarter opens, some easing in wholesale gasoline prices is evident. However, significant uncertainty exists about the strength of the consequent margin recovery and the outlook for marketing margins remains highly volatile.



"We anticipate production from the deepwater Gulf of Mexico to be back to normal, with the exception of the Shell-operated Mars project, by the end of the year. Thunder Horse is expected to start production in the second half of 2006. The Texas City refinery is expected to resume production late in the fourth quarter, with initial gasoline production expected during December.



"Our strategy is unchanged. We continue to execute it with discipline and focus. Our ability to capture the benefit of current prices and margin strength underpins continued dividend growth and continuing share buybacks subject to market conditions and constraints. Capital expenditure is now expected to be approximately $14 billion for the year and around $15 billion in 2006."



     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding capital expenditure, costs, demand, dividends, future performance, growth and other trend projections, margins, prices, production, share buybacks, supply and the timing of projects. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2004 and our 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------


                          BP p.l.c. and Subsidiaries

                      Summarized Group Income Statement




  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Sales and other operating
 65,764  83,471  96,520    revenues (Note 4)                255,180 199,584
                         Earnings from jointly controlled
    636     739   1,020    entities - after interest and tax  2,245   1,460
                         Earnings from associates - after
    127     104     112    interest and tax                     330     331
    189     141      26  Interest and other revenues            379     438
-----------------------                                      --------------
 66,716  84,455  97,678  Total revenues                     258,134 201,813
                         Gain on sale of businesses and
     15     201      47    fixed assets                       1,448   1,629
-----------------------                                      --------------
 66,731  84,656  97,725  Total revenues and other income    259,582 203,442

 49,877  64,030  76,237  Purchases                          197,581 153,424
                         Production and manufacturing
  3,914   5,827   4,821    expenses                          14,969  12,287
    553     697     834  Production and similar taxes (Note 5)2,180   1,502
                         Depreciation, depletion and
  2,056   2,232   2,041    amortization                       6,420   6,099
                         Impairment and losses on sale of
     37      75     165    businesses and fixed assets          464     811
    135     139     177  Exploration expense (Note 5)           476     379
                         Distribution and administration
  3,532   3,025   3,444    expenses                           9,693   9,127
                         Fair value (gain) loss on embedded
      -     621     (46)   derivatives                          697       -
-----------------------                                      --------------
                         Profit before interest and
                           taxation from continuing
  6,627   8,010  10,052    operations                        27,102  19,813
    104     128     144  Interest payable (Note 6)              444     297
     79      34      37  Other finance expense (Note 7)         100     231
-----------------------                                      --------------
                         Profit before taxation
  6,444   7,848   9,871    from continuing operations        26,558  19,285
  1,657   2,291   2,674  Taxation                             7,444   5,263
-----------------------                                      --------------
  4,787   5,557   7,197  Profit from continuing operations   19,114  14,022
                         Profit (loss) from Innovene
     83     103    (666)   operations (Note 3)                 (260)    171
-----------------------                                      --------------
  4,870   5,660   6,531  Profit for the period               18,854  14,193
=======================                                      ==============
                         Attributable to:
  4,818   5,591   6,463  BP shareholders                     18,656  14,065
     52      69      68  Minority interest                      198     128
-----------------------                                      --------------
  4,870   5,660   6,531                                      18,854  14,193
=======================                                      ==============
                         Earnings per share - cents
                         Profit for the period
                           attributable to BP shareholders
  22.21   26.30   30.75    Basic                              87.84   64.24
  21.96   25.94   30.54    Diluted                            86.84   63.12
=======================                                      ==============
                         Profit from continuing operations
                           Attributable to BP shareholders
  21.83   25.81   33.87    Basic                              89.06   63.46
  21.58   25.46   33.62    Diluted                            88.05   62.35
=======================                                      ==============



                      Summarized Group Balance Sheet



                                                 30 September  31 December
                                                         2005         2004
                                                 =========================
                                                           $ million
Non-current assets
Property, plant and equipment                          84,489       93,092
Goodwill                                               10,440       10,857
Other intangible assets                                 4,762        4,205
Investments in jointly controlled entities             14,110       14,556
Investments in associates                               6,140        5,486
Other investments                                         785          467
                                                     ---------------------
Fixed assets                                          120,726      128,663
Loans and other receivables                             6,367        2,419
Defined benefit pension plan surplus                    2,132        2,105
                                                     ---------------------
                                                      129,225      133,187
                                                     ---------------------
Current assets
Inventories                                            19,507       15,645
Trade and other receivables                            51,921       44,282
Current tax receivable                                    112          157
Cash and cash equivalents                               2,182        1,359
                                                     ---------------------
                                                       73,722       61,443
Innovene assets classified as held for sale            11,379            -
                                                     ---------------------
                                                       85,101       61,443
                                                     ---------------------
Total assets                                          214,326      194,630
                                                     =====================
Current liabilities
Trade and other payables                               58,414       48,096
Finance debt                                           10,480       10,184
Current tax payable                                     4,383        4,131
Provisions                                              1,020          715
                                                     ---------------------
                                                       74,297       63,126
                                                     ---------------------
Non-current liabilities
Other payables                                          7,290        4,438
Finance debt                                           11,679       12,907
Deferred tax liabilities                               16,404       16,701
Provisions                                              9,579        8,884
Defined benefit pension plan and other
  post-retirement benefit plan deficits                 9,426       10,339
                                                     ---------------------
                                                       54,378       53,269
Liabilities directly associated with the
  Innovene assets classified as held for sale           2,925            -
                                                     ---------------------
                                                       57,303       53,269
                                                     ---------------------
Total liabilities                                     131,600      116,395
                                                     ---------------------
Net assets                                             82,726       78,235
                                                     =====================
Equity
BP shareholders' equity                                81,580       76,892
Minority interest                                       1,146        1,343
                                                     ---------------------
                                                       82,726       78,235
                                                     =====================





                    Movement in BP Shareholders' Equity



Movement in BP shareholders' equity:                             $ million

At 31 December 2004                                                 76,892
Adoption of IAS 39                                                    (243)
                                                                    ------
As restated at 1 January 2005                                       76,649
Profit for the period                                               18,656
Distribution to shareholders                                        (5,503)
Currency translation differences (net of tax)                       (2,152)
Issue of ordinary share capital for employee share schemes             504
Issue of ordinary share capital for TNK-BP                           1,250
Purchase of shares by ESOP trusts                                     (254)
Share based payment accrual (net of tax)                               452
Available-for-sale investments (net of tax)                             25
Cash flow hedges (net of tax)                                         (169)
Repurchase of ordinary share capital                                (7,878)
                                                                    ------
At 30 September 2005                                                81,580
                                                                    ======



                    Summarized Group Cash Flow Statement



  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Operating activities
  6,444   7,848   9,871  Profit before taxation from
                            continuing operations            26,558  19,285
                         Adjustments to reconcile profits
                           before tax to net cash provided by
                           operating activities
     34      47      93  Exploration expenditure written off    224     123
                         Depreciation, depletion and
  2,056   2,232   2,041    amortization                       6,420   6,099
                         Impairment and (gain) loss on sale
     22    (126)    118    of businesses and fixed assets      (984)   (818)
                         Earnings from jointly controlled
   (763)   (843) (1,132)   entities and associates           (2,575) (1,791)
                         Dividends received from jointly
  1,130     741     893    controlled entities and associates 1,989   1,443
 (3,186) (2,692) (5,718) Working capital and other movements (9,297) (6,074)
-----------------------                                     ---------------
                         Net cash provided by operating
                           activities of continuing
  5,737   7,207   6,166    operations                        22,335  18,267
                         Net cash provided by (used in)
                           operating activities of
    318    (470)    205    Innovene operations                  147     (46)
-----------------------                                     ---------------
                         Net cash provided by
  6,055   6,737   6,371    operating activities              22,482  18,221
-----------------------                                     ---------------
                         Investing activities
 (3,083) (2,911) (3,069) Capital expenditure                 (8,805) (8,481)
      -       -       -  Acquisitions, net of cash acquired       -     (14)
                         Net investment in jointly controlled
    (88)    (36)     (2)   entities                             (53) (1,514)
   (171)   (186)    (82) Net investment in associates          (367)   (752)
                         Proceeds from disposal of businesses
    574     425     226    and fixed assets                   1,978   4,067
      -      48      11  Proceeds from loan repayments           91       3
-----------------------                                     ---------------
                         Net cash used in investing
 (2,768) (2,660) (2,916)   activities                        (7,156) (6,691)
-----------------------                                     ---------------
                         Financing activities
 (2,180) (2,034) (3,661) Net repurchase of shares            (7,628) (5,266)
    717     482     497  Proceeds from long-term financing    1,790   1,775
    (13) (1,011)   (420) Repayments of long-term financing   (3,623) (1,283)
                         Net increase (decrease) in short-
   (130)    149   2,983    term debt                            966  (2,553)
 (1,536) (1,809) (1,871) Dividends paid - BP shareholders    (5,503) (4,506)
    (15)    (15)    (87)                - Minority interest    (422)    (25)
-----------------------                                     ---------------
                         Net cash used in financing
 (3,157) (4,238) (2,559)   activities                       (14,420)(11,858)
-----------------------                                     ---------------
                         Currency translation differences
                           relating to cash and cash
     21       -     (74)   equivalents                          (83)     13
-----------------------                                     ---------------
                         Increase (decrease) in cash and
    151    (161)    822    cash equivalents                     823    (315)
                         Cash and cash equivalents at
  1,590   1,521   1,360    beginning of period                1,359   2,056
-----------------------                                     ---------------
                         Cash and cash equivalents at
  1,741   1,360   2,182    end of period                      2,182   1,741
=======================                                     ===============



                    Summarized Group Cash Flow Statement



  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                         Working capital and other movements
    (46)   (102)    (86) Interest receivable                   (251)   (155)
     56      78      81  Interest received                      193     138
    104     128     144  Interest payable                       444     297
   (152)   (119)   (384) Interest paid                         (835)   (471)
     79      34      37  Other finance expense                  100     231
     41      79      66  Share-based payments                   222     156
                         Net operating charge for pensions and
                           other post-retirement benefits,
     39      (6)    (21)   less contributions                   (37)    (18)
                         Net charge for provisions,
    416     507     440    less payments                        884     416
 (2,305) (1,786) (3,737) (Increase) decrease in inventories  (6,320) (3,309)
                         (Increase) decrease in trade and
 (3,413) (4,608)(10,116)   other receivables                (16,041) (6,065)
                         Increase (decrease) in trade and
  3,787   5,536  10,425    other payables                    18,328   6,698
 (1,792) (2,433) (2,567) Income taxes paid                   (5,984) (3,992)
-----------------------                                      ---------------
 (3,186) (2,692) (5,718)                                     (9,297) (6,074)
=======================                                      ===============




                         Capital Expenditure and Acquisitions


  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million
                          By business
                          Exploration and Production
    191     213     221     UK                                  610     555
     68      37      50     Rest of Europe                      118     161
    983     942     930     USA                               2,869   2,853
  1,152   1,289   1,292     Rest of World (a)                 3,678   4,841
-----------------------                                       -------------
  2,394   2,481   2,493                                       7,275   8,410
-----------------------                                       -------------
                          Refining and Marketing
     82      97      65     UK                                  205     225
    148     111      99     Rest of Europe                      277     351
    298     219     282     USA                                 691     829
    104      88     115     Rest of World                       234     194
-----------------------                                       -------------
    632     515     561                                       1,407   1,599
-----------------------                                       -------------
                          Gas, Power and Renewables
      6      16       3     UK                                   20      12
      2       6       4     Rest of Europe                       11       7
     14      19      22     USA                                  54      38
     40      10      10     Rest of World                        26     142
-----------------------                                       -------------
     62      51      39                                         111     199
-----------------------                                       -------------
                          Other businesses and corporate
    113      82      92     UK                                  249     159
     73      58      40     Rest of Europe                      118     144
     60      53      29     USA                                 146     171
     15      34       3     Rest of World                        53     101
-----------------------                                       -------------
    261     227     164                                         566     575
-----------------------                                       -------------
  3,349   3,274   3,257                                       9,359  10,783
=======================                                       =============
                          By geographical area
    392     408     381     UK                                1,084     951
    291     212     193     Rest of Europe                      524     663
  1,355   1,233   1,263     USA                               3,760   3,891
  1,311   1,421   1,420     Rest of World (a)                 3,991   5,278
-----------------------                                       -------------
  3,349   3,274   3,257                                       9,359  10,783
=======================                                       =============
                          Included above:
      -      66       -   Acquisitions and asset exchanges      151      14
    184     125     103   Innovene operations                   357     376
=======================                                       =============



(a) Nine months 2004 included $1,354 million investment in TNK's interest in Slavneft within TNK-BP.


                           Exchange rates

                            US dollar/sterling average rate
   1.82    1.86    1.78       for the period                   1.84    1.82
   1.80    1.80    1.76     US dollar/sterling period-end rate 1.76    1.80
                            US dollar/euro average rate
   1.22    1.26    1.22       for the period                   1.26    1.23
   1.23    1.21    1.20     US dollar/euro period-end rate     1.20    1.23
=======================                                       =============

                      Analysis of Profit Before Interest and Tax

  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
    763     574     939     UK                                2,424   2,455
    246     294     301     Rest of Europe                    1,923     615
  1,804   2,441   2,071     USA                               6,520   5,210
  2,014   2,597   3,225     Rest of World                     8,066   5,060
-----------------------                                       -------------
  4,827   5,906   6,536                                      18,933  13,340
-----------------------                                       -------------

                          Refining and Marketing
    (18)    (73)    316     UK                                   (6)   (232)
    866     982   1,122     Rest of Europe                    2,939   1,947
  1,018     691   1,701     USA                               3,821   2,997
    324     350     558     Rest of World                     1,256   1,021
-----------------------                                       -------------
  2,190   1,950   3,697                                       8,010   5,733
-----------------------                                       -------------
                          Gas, Power and Renewables
    (90)    124     (17)    UK                                  223     (74)
    (11)     (8)      4     Rest of Europe                        2     (28)
    144      39     403     USA                                 614     316
     14       5      22     Rest of World                       151     217
-----------------------                                       -------------
     57     160     412                                         990     431
-----------------------                                       -------------
                          Other businesses and corporate
   (170)   (209)   (144)    UK                                 (532)   (424)
      4      30      11     Rest of Europe                       45      (3)
   (265)    (13)   (361)    USA                                (383)   (585)
    (10)     31      42     Rest of World                        82   1,412
-----------------------                                       -------------
   (441)   (161)   (452)                                       (788)    400
-----------------------                                       -------------
  6,633   7,855  10,193                                      27,145  19,904
    (95)     (4)   (285)  Unrealized profit in inventory       (442)   (248)
                          Net profit on transactions between
     89     159     144     continuing and Innovene operations  399     157
-----------------------                                       -------------
  6,627   8,010  10,052   Total for continuing operations    27,102  19,813
-----------------------                                       -------------
                          Innovene operations
     (9)    164    (289)    UK                                  (67)    (99)
    226     129     (88)    Rest of Europe                      407     483
     11     (16)   (220)    USA                                (124)     52
      3      16     (28)    Rest of World                       (16)     11
-----------------------                                       -------------
    231     293    (625)                                        200     447
                          Net profit on transactions between
    (89)   (159)   (144)    continuing and Innovene operations (399)   (157)
-----------------------                                       -------------
    142     134    (769)  Total for Innovene operations        (199)    290
-----------------------                                       -------------
  6,769   8,144   9,283   Total for period                   26,903  20,103
=======================                                      ==============
                          By geographical area
    513     463   1,138     UK                                2,206   1,793
  1,166   1,406   1,523     Rest of Europe                    5,175   2,620
  2,606   3,158   3,543     USA                              10,165   7,690
  2,342   2,983   3,848     Rest of World                     9,556   7,710
-----------------------                                       -------------
  6,627   8,010  10,052   Total for continuing operations    27,102  19,813
=======================                                       =============




                          Analysis of Replacement Cost Profit

                                Before Interest and Tax



  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
    763     574     939     UK                                2,424   2,455
    246     294     301     Rest of Europe                    1,923     615
  1,799   2,438   2,070     USA                               6,511   5,197
  2,014   2,597   3,225     Rest of World                     8,066   5,060
-----------------------                                      --------------
  4,822   5,903   6,535                                      18,924  13,327
-----------------------                                      --------------
                          Refining and Marketing
    (69)    (59)    268     UK                                  (61)   (315)
    534     658     657     Rest of Europe                    1,738   1,403
    611     373     563     USA                               1,939   2,027
    242     314     370     Rest of World                       949     788
-----------------------                                      --------------
  1,318   1,286   1,858                                       4,565   3,903
-----------------------                                      --------------
                          Gas, Power and Renewables
    (90)    124     (17)    UK                                  223     (74)
    (12)     (1)     (4)    Rest of Europe                        1     (29)
    138      43     378     USA                                 584     330
     (6)      8     (43)    Rest of World                        84     193
-----------------------                                      --------------
     30     174     314                                         892     420
-----------------------                                      --------------
                          Other businesses and corporate
   (170)   (209)   (144)    UK                                 (532)   (424)
      4      30      10     Rest of Europe                       45      (3)
   (265)    (13)   (366)    USA                                (383)   (585)
    (10)     36      48     Rest of World                        87   1,412
-----------------------                                      --------------
   (441)   (156)   (452)                                       (783)    400
-----------------------                                      --------------
  5,729   7,207   8,255                                      23,598  18,050
    (95)     (4)   (285)  Unrealized profit in inventory       (442)   (248)
                          Net profit on transactions
                            between continuing and
     89     159     144     Innovene operations                 399     157
-----------------------                                      --------------
  5,723   7,362   8,114   Total for continuing operations    23,555  17,959
-----------------------                                      --------------
                          Innovene operations
    (49)    152    (276)    UK                                 (137)   (173)
    174     120    (169)    Rest of Europe                      256     370
    (14)     42    (258)    USA                                (126)    (36)
     (3)     17     (37)    Rest of World                       (20)      3
-----------------------                                      --------------
    108     331    (740)                                        (27)    164
                          Net profit on transactions
                            between continuing and
    (89)   (159)   (144)    Innovene operations                (399)   (157)
-----------------------                                      --------------
     19     172    (884)  Total for Innovene operations        (426)      7
-----------------------                                      --------------
  5,742   7,534   7,230   Total for period                   23,129  17,966
=======================                                      ==============
                          By geographical area
    462     477   1,089     UK                                2,151   1,710
    833   1,089   1,049     Rest of Europe                    3,972   2,075
  2,188   2,841   2,376     USA                               8,245   6,721
  2,240   2,955   3,600     Rest of World                     9,187  17,453
-----------------------                                      --------------
  5,723   7,362   8,114   Total for continuing operations    23,555  17,959
=======================                                      ==============



                           Analysis of Non-operating Items



  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
     (3)   (678)    (53)    UK                               (1,021)     (6)
     (1)      3       -     Rest of Europe                    1,030      (1)
     31      (3)   (106)    USA                                (110)   (105)
    (46)     26      12     Rest of World                        82    (156)
-----------------------                                       -------------
    (19)   (652)   (147)                                        (19)   (268)
-----------------------                                       -------------
                          Refining and Marketing
    (25)    (23)     (3)    UK                                  (18)   (119)
    (46)    (12)    (53)    Rest of Europe                      (64)    (10)
   (143)   (634)    (96)    USA                                (725)   (141)
    (10)     11      (2)    Rest of World                       (32)    (59)
-----------------------                                       -------------
   (224)   (658)   (154)                                       (839)   (329)
-----------------------                                       -------------
                          Gas, Power and Renewables
      -      66      90     UK                                  261       -
      -       -       -     Rest of Europe                        -       -
      -      21       5     USA                                  26       -
     16       -       -     Rest of World                         -      16
-----------------------                                       -------------
     16      87      95                                         287      16
-----------------------                                       -------------
                          Other businesses and corporate
    (44)     (6)     (6)    UK                                  (54)    (43)
    (54)     12       -     Rest of Europe                       11     (54)
   (251)     11    (284)    USA                                (277)   (447)
     11       -       -     Rest of World                         -   1,400
-----------------------                                       -------------
   (338)     17    (290)                                       (320)    856
-----------------------                                       -------------
                            Total before taxation
   (565) (1,206)   (496)      for continuing operations        (891)    275
    171     384     167     Taxation credit (charge)            296     (83)
-----------------------                                       -------------
                            Total after taxation for
   (394)   (822)   (329)      continuing operations            (595)    192
-----------------------                                       -------------
                          Innovene operations
      -       -    (301)    UK                                 (325)     (5)
      -       -    (224)    Rest of Europe                     (224)      -
      -       -    (208)    USA                                (208)      -
      -       -     (26)    Rest of World                       (26)      -
-----------------------                                       -------------
                          Total before taxation for
      -       -    (759)(a) Innovene operations                (783)(a)  (5)
      -       -     167   Taxation credit (charge)              177       2
-----------------------                                       -------------
                          Total after taxation for
      -       -    (592)    Innovene operations                (606)     (3)
-----------------------                                       -------------
   (394)   (822)   (921)  Total after taxation for period    (1,201)    189
=======================                                       =============


(a) Includes the loss on re-measurement to fair value of $724 million in the third quarter and impairment charges of $24 million and $35 million in the first and third quarters of 2005, respectively.

              Depreciation of Fixed Asset Revaluation Adjustment


  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
      6      12       6     UK                                   25      25
     98      70      64     USA                                 211     281
      4       3       5     Rest of World                        12      16
-----------------------                                       -------------
    108      85      75                                         248     322
-----------------------                                       -------------
                          Refining and Marketing
     31      31      31     USA                                  93      93
-----------------------                                       -------------
     31      31      31                                          93      93
-----------------------                                       -------------
                          Total depreciation of revaluation
    139     116     106     adjustment (a)(b)                   341     415
=======================                                       =============



(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.

(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.



                  Net Debt Ratio - Net Debt: Net Debt + Equity


  Third  Second   Third
Quarter Quarter Quarter                                        30 September
   2004    2005    2005                                        2005    2004
=======================                                      ==============
       $ million                                                 $ million

 20,445  19,302  22,159   Gross debt                         22,159  20,445
  1,741   1,360   2,182   Cash and cash equivalents           2,182   1,741
-----------------------                                      --------------
 18,704  17,942  19,977   Net debt                           19,977  18,704
=======================                                      ==============
 75,114  80,097  82,726   Equity                             82,726  75,114
    20%     18%     19%   Net debt ratio                        19%     20%
=======================                                      ==============


                          Production and Realizations


  Third  Second   Third
Quarter Quarter Quarter                                         Nine months
   2004    2005    2005                                        2005    2004
=======================                                      ==============

                          Production (a)
                          Crude oil (mb/d) (net of royalties)
    281     290     224     UK                                  267     315
     68      73      64     Rest of Europe                       71      74
    495     546     427     USA                                 511     533
  1,454   1,528   1,598     Rest of World                     1,536   1,398
-----------------------                                       -------------
  2,298   2,437   2,313     Total crude oil production        2,385   2,320
=======================                                       =============

                          Natural gas liquids (mb/d) (net of royalties)
     13      20      12     UK                                   16      18
      3       4       4     Rest of Europe                        4       4
    134     127     113     USA                                 125     138
     31      31      30     Rest of World                        31      30
-----------------------                                       -------------
                            Total natural gas
    181     182     159     liquids production                  176     190
=======================                                       =============
                          Liquids (b)(mb/d) (net of royalties)
    294     310     236     UK                                  283     333
     71      77      68     Rest of Europe                       75      78
    629     673     540     USA                                 636     671
  1,485   1,559   1,628     Rest of World                     1,567   1,428
-----------------------                                       -------------
  2,479   2,619   2,472     Total liquids production          2,561   2,510
=======================                                       =============
                          Natural gas (mmcf/d) (net of royalties)
    903   1,136     831     UK                                1,068   1,156
    110     106      99     Rest of Europe                      109     129
  2,685   2,727   2,456     USA                               2,610   2,781
  4,577   4,692   4,455     Rest of World                     4,625   4,367
-----------------------                                       -------------
  8,275   8,661   7,841     Total natural gas production      8,412   8,433
=======================                                       =============
                          Average realizations (c)
                          Crude oil ($/bbl)
  40.33   48.76   57.77     UK                                50.15   34.21
  39.52   49.27   56.64     USA                               49.15   35.87
  38.01   44.57   55.89     Rest of World                     47.68   33.83
  39.43   47.79   56.83     BP Average                        49.07   34.93
=======================                                       =============
                          Natural gas liquids ($/bbl)
  34.29   34.34   47.49     UK                                36.03   28.84
  27.59   28.04   36.39     USA                               30.15   24.31
  30.63   33.77   32.97     Rest of World                     32.63   25.81
  28.77   29.86   36.70     BP Average                        31.30   25.13
=======================                                       =============
                          Liquids (a) ($/bbl)
  40.06   47.83   57.26     UK                                49.35   33.92
  37.46   45.92   53.17     USA                               46.05   33.96
  37.53   43.94   54.63     Rest of World                     46.79   33.30
  38.29   45.95   54.80     BP Average                        47.22   33.89
=======================                                       =============
                          Natural gas ($/mcf)
   3.60    4.82    4.45     UK                                 5.01    4.03
   4.94    5.83    6.77     USA                                5.95    4.92
   2.71    3.20    3.43     Rest of World                      3.24    2.64
   3.66    4.38    4.75     BP Average                         4.45    3.71
=======================                                       =============



(a)  Includes BP's share of production of equity-accounted entities.

(b)  Crude oil and natural gas liquids.

(c) Based on turnover of consolidated subsidiaries only - this excludes equity-accounted entities.



                                     Notes

1.  Transition to International Financial Reporting Standards

    For all periods up to and including the year ended 31 December 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 BP is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission ('EC'). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS.

    The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (that is, for BP, 31 December 2005) should be applied retrospectively. However, IFRS 1 'First-time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. BP has elected:

    - not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

    - not to restate its financial information for acquisitions occurring before 1 January 2003.

    -  to deem cumulative translation differences to be zero at 1 January
       2003.

    - to recognize all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 1 January 2003. This is consistent with the group's adoption of FRS 17 'Retirement Benefits' in 2004.

    - to apply IFRS 2 'Share-based Payment' retrospectively to all share-based payments.

    As a result of the above exemptions certain changes apply from 1 January 2003 (BP's Date of Transition) followed by further changes (due to IAS 32 and IAS 39) to apply from 1 January 2005.

    The quarterly information for 2005 and the restatement of financial information for the year ended 31 December 2004 and the interim quarters of 2004 have been prepared on the basis of all International Financial Reporting Standards (IFRSs) (with the exception of IAS 32 and IAS 39 (as amended) for the 2004 information) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) expected to be in effect for the year ending 31 December 2005. It is possible that there will be changes to these standards and interpretations before the end of 2005, which might require further adjustments to this information before it is included in the 2005 Annual Report and Accounts. In addition, BP has decided to early adopt IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures', the amendment to IAS 39 'Financial
    Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intra-group Transactions' and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

    In the restatement information for the year ended 31 December 2004 and the interim quarters of 2004 financial assets and financial liabilities are accounted for on the basis of UK GAAP.

    Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value. However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method. Under the accrual method, amounts payable or receivable in respect of derivatives are recognized rateably in earnings over the period of the contracts. Changes in the derivative's fair value are not recognized. On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

    From 1 January 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

    The effect of adopting IAS 39 at 1 January 2005 is shown as a movement in BP shareholders' equity for 2005.


                                     Notes


1.  Transition to International Financial Reporting Standards (continued)

    The principal differences for the group between reporting on the basis of UK GAAP and IFRS are as follows:

    -  ceasing to amortize goodwill.

    -  setting up deferred taxation on:

    -  acquisitions;

    -  inventory valuation differences;

    - unremitted earnings of subsidiaries, associates and jointly controlled entities.

    -  expensing a greater proportion of major maintenance costs.

    - no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

    - recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

    -  recording asset swaps on the basis of fair value.

    -  embedded derivatives measured at fair value.

    BP has produced an explanatory note setting out its accounting policies under IFRS, the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at 1 January 2003, 31 December 2003, 31 December 2004 and 1 January 2005. This information can be found at the Investor Centre www.bp.com. In addition, the reconciliations for 2004 interim periods included in this report are shown below.


                                                      Third          Nine
                                                      Quarter        Months
                                                         2004          2004
                                                      =====================
                                                             $ million

    Profit for the period under UK GAAP                 4,541        13,351

    Adjustments
      Goodwill amortization                               361         1,077
      Major maintenance expenditure                       (35)         (123)
      Share-based payments                                (74)         (109)
      Asset swaps                                           1             3
      Recycling foreign exchange on disposal                -            78
      Deferred tax                                        104           (50)
      Other                                               (28)          (34)
                                                      ---------------------
    Profit for the period under IFRS                    4,870        14,193
                                                      =====================



                                                               30 September
                                                                       2004
                                                                    =======
                                                                  $ million

    BP shareholders' equity under UK GAAP                            74,941

    Adjustments
      Goodwill amortization                                           2,499
      Major maintenance expenditure                                    (667)
      Share-based payments                                             (299)
      Asset swaps                                                      (139)
      Deferred tax                                                   (3,971)
      Dividend accrual                                                1,536
      Other                                                             (69)
                                                                    -------
    BP shareholders' equity under IFRS                               73,831
                                                                    =======



                                     Notes

2.  Resegmentation

    With effect from 1 January 2005 there have been the following changes to the business segments reported by the group.


    (a) Our petrochemicals operations were divided between the Refining and Marketing segment and Other businesses and corporate. The Aromatics and Acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany became part of Refining and Marketing. The Olefins and Derivatives business was reported within Other businesses and corporate. This segment was also restated to include the legacy historical results of other petrochemicals assets that had been divested during 2004. In addition we also combined our Grangemouth and Lavera refineries into the Olefins and Derivatives business to maintain current operating synergies. As indicated below we have agreed to sell our Olefins and Derivatives business and have categorized the majority of this business as discontinued operations.

    (b) A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to Olefins and Derivatives.

    (c) The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

    Comparative financial and operating information is shown after resegmentation and the adoption of International Financial Reporting Standards. Further information regarding these adjustments can be found at the BP investor centre www.bp.com.


3.  Sale of Olefins and Derivatives business


    BP announced on 7 October 2005, its intention to sell Innovene, its olefins, derivatives and refining group to UK-based INEOS for $9 billion in cash. The transaction, which is subject to regulatory approvals, includes all Innovene's manufacturing sites, markets and technologies. The equity-accounted investments in China and Malaysia which were part of the Olefins and Derivatives business will remain with BP and are included within Other businesses and corporate.

    The proposed sale was sufficiently well advanced at the end of September for the Innovene operations to be classified as a 'disposal group' and for the assets and related liabilities to be shown as held for sale at 30 September. In these circumstances the Innovene operations should be carried on the group's balance sheet at the lower of cost and fair value less costs to sell. The re-measurement to fair value resulted in a loss of $724 million before tax.

    The Innovene operations represent a separate major line of business for BP. As a result of the proposed sale, these operations have been treated as discontinued operations at 30 September 2005. A single amount is shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the re-measurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene are reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement. The income statements for prior periods have been restated to conform this style of presentation.

    In the cash flow statement the cash provided by the operating activities of Innovene has been separated from that of the rest of the group and reported as a single line item.


                                     Notes


3.  Sale of Olefins and Derivatives business (continued)

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million

                                 Profit before tax from
         231     293      99       Innovene operations          924     447
                                 Net profit on transactions
                                   between continuing and
         (89)   (159)   (144)      Innovene operations         (399)   (157)
     -----------------------                                ---------------
         142     134     (45)    Profit before taxation         525     290

                                 Loss recognized on the
                                   re-measurement to
           -       -    (724)     fair value                   (724)      -
     -----------------------                                ---------------
         142     134    (769)                                  (199)    290
                                 Taxation
                                 Related to profit
         (59)    (31)    (56)      before tax                  (220)   (119)
                                 Related to re-measurement
           -       -     159         to fair value              159       -
     -----------------------                                ---------------
                                 Profit (loss) from
          83     103    (666)      Innovene operations         (260)    171
     =======================                                ===============

                                     Notes

4.  Sales and other operating revenues



       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million
                               By business
       8,601  10,934  11,321     Exploration and Production  32,441  24,870
      46,639  61,022  68,790     Refining and Marketing     181,458 141,795
      20,443  23,110  28,917     Gas, Power and Renewables   75,694  59,852
                                 Other businesses
         137     174     161       and corporate                507     390
     -----------------------                                ---------------
                               Sales by continuing
      75,820  95,240 109,189     operations                 290,100 226,907
                               Less: sales between
       7,873   7,843   8,511           businesses            24,723  21,367
                                     sales to Innovene
       2,183   3,926   4,158           operations            10,197   5,956
     -----------------------                                ---------------
                               Third party sales of
      65,764  83,471  96,520     continuing operations      255,180 199,584
     =======================                                ===============
                               By geographical area
      20,355  29,998  37,406     UK                          92,233  52,075
      11,499  16,916  16,904     Rest of Europe              49,644  32,309
      30,476  38,115  45,759     USA                        116,818  94,037
      16,552  20,028  19,595     Rest of World               58,237  47,806
     -----------------------                                ---------------
                                Sales by continuing
      78,882 105,057 119,664      operations                316,932 226,227
      10,935  17,660  18,986    Less: sales between areas    51,555  20,687
                                      sales to Innovene
       2,183   3,926   4,158            operations           10,197   5,956
     -----------------------                                ---------------
      65,764  83,471  96,520                                255,180 199,584
     =======================                                ===============


                                  Notes

5.   Operating profits are after charging:



       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million
                               Exploration expense
           4      13       3     UK                              21       9
           7       -       1     Rest of Europe                   2      15
          58      85     120     USA                            308     218
          66      41      53     Rest of World                  145     137
     -----------------------                                 --------------
         135     139     177                                    476     379
     =======================                                 ==============
                               Production and similar taxes (a)
          51     153      95   UK                               362     223
         502     544     739   Overseas                       1,818   1,279
     -----------------------                                 --------------
         553     697     834                                  2,180   1,502
     =======================                                 ==============

     (a) Production taxes are charged against Exploration and Production's operating profit.

6. Interest payable

         161     204     237   Group interest payable           632     456
         (57)    (76)    (93)  Capitalized                     (245)   (159)
     -----------------------                                 --------------
         104     128     144                                    387     297
                               Early redemption of finance
           -       -       -     leases                          57       -
     -----------------------                                 --------------
         104     128     144                                    444     297
     =======================                                 ==============

7. Other finance expense

                               Interest on pension and other
                                 post-retirement benefit
          502     509     502     plan liabilities             1,525   1,493
                                Expected return on pension
                                 and other post-retirement
        (493)   (542)   (528)    benefit plan assets         (1,617) (1,482)
     -----------------------                                 --------------
                               Interest net of expected return
           9     (33)    (26)    on plan assets                 (92)     11
                               Unwinding of discount
          48      50      49     on provisions                  144     146
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
          22      17      14     in TNK-BP                       48      74
     -----------------------                                 --------------
          79      34      37                                    100     231
     =======================                                 ==============



                                  Notes

8.   Dividends paid



       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
                               Dividends per ordinary share
        7.10    8.50   8.925   cents                         25.925    20.6
       3.860   4.450   5.119   pence                         14.091  11.341
        42.6    51.0   53.55   Dividends per ADS (cents)     155.55   123.6
     =======================                                 ==============


9.   Analysis of changes in net debt

       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
            $ million                                            $ million

                               Opening balance
      19,858  19,564  19,302   Finance debt                  23,091  22,325
                               Less: Cash and cash
       1,590   1,521   1,360     equivalents                  1,359   2,056
     -----------------------                                ---------------
      18,268  18,043  17,942   Opening net debt              21,732  20,269
     -----------------------                                ---------------
                               Closing balance
      20,445  19,302  22,159   Finance debt                  22,159  20,445
                               Less: Cash and cash
       1,741   1,360   2,182     equivalents                  2,182   1,741
     -----------------------                                ---------------
      18,704  17,942  19,977   Closing net debt              19,977  18,704
     -----------------------                                ---------------
                               Decrease (increase)
        (436)    101  (2,035)    in net debt                  1,755   1,565
     =======================                                ===============
                               Movement in cash and cash
                                 equivalents (excluding
         130    (161)    896     exchange adjustments)          906    (328)
                               Net cash outflow (inflow)
                                 from financing(excluding
        (563)    380  (3,060)    share capital)                 867   2,104
           -       -       -   Adoption of IAS 39              (147)      -
           -      17       8   Fair value hedge adjustment      123       -
          10      53      33   Other movements                  135      31
     -----------------------                                 --------------
                               Movement in net debt before
        (423)    289  (2,123)    exchange effects             1,884   1,807
         (13)   (188)     88   Exchange adjustments            (129)   (242)
     -----------------------                                 --------------
                               Decrease (increase)
        (436)    101  (2,035)    in net debt                  1,755   1,565
     =======================                                 ==============


                               Notes

10.  TNK-BP Operational and Financial Information



       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
                               Production (Net of royalties)
                                (BP share)
         858     903     930   Crude oil (mb/d)                 903     813
         505     429     449   Natural gas (mmcf/d)             468     446
         945     977   1,007   Total hydrocarbons (mboe/d)(a)   983     889
     =======================                                 ==============

            $ million                                            $ million
                               Income statement (BP share)
         807     920   1,253   Profit before interest and tax 2,788   1,762
         (23)    (32)    (37)  Interest expense *               (98)    (79)
        (222)   (227)   (347)  Taxation                        (741)   (491)
          (6)    (20)    (46)  Minority interest                (74)    (26)
     -----------------------                                 --------------
         556     641     823   Net Income                     1,875   1,166
     =======================                                 ==============
                               * Excludes unwinding of discount
          22      17      14       on deferred consideration     48      74
     =======================                                 ==============
                               Cash Flow
                               Additional investment in
           -       -       -     TNK-BP joint venture             -  (1,416)
                               Dividends related to period
          23       -       -     prior to acquisition             -     166
     -----------------------                                 --------------
                               Net investment in TNK-BP
          23       -       -     joint venture                    -  (1,250)
     =======================                                 ==============
       1,031     425     750   Dividends received (b)         1,425   1,150
     =======================                                 ==============
       Third  Second   Third
     Quarter Quarter Quarter                                    Nine Months
        2004    2005    2005                                   2005    2004
     =======================                                 ==============
                               Average oil marker prices ($/bbl)
       37.23   48.08   57.13   Urals (NWE - cif)              49.30   32.85
       37.41   48.49   57.39   Urals (Med - cif)              49.75   33.00
       23.33   27.39   36.60   Domestic Oil                   27.77   20.04
     =======================                                 ==============




    Balance Sheet                            30 September       31 December
                                                     2005              2004
                                                 ==========================
    Investments in jointly controlled entities      8,744             8,294
                                                 ==========================
    Deferred consideration
      Due within one year                           1,219             1,227
      Due after more than one year                      -             1,194
                                                 --------------------------
                                                    1,219             2,421
                                                 ==========================


(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(b) Dividends received since the inception of the TNK-BP joint venture are $3,649 million (including $464 million relating to the period prior to completion of the acquisition).



TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to a charge of $8 million in 3Q 2005 and a charge of $14 million in nine months 2005.



As reported at previous quarters, various TNK-BP group companies had received tax notifications totalling approximately $1 billion in respect of 2001. Significant progress was made during this quarter towards resolving these matters. Claims totalling approximately $870 million have been settled by TNK-BP for approximately $250 million, with the lower courts also finding in favour of TNK-BP in early October in respect of a claim totalling $143 million. BP's share of these settlements is covered by indemnities that BP had received from its co-venturers on entering into the joint venture arrangement. Audits of tax years 2002 and 2003 are currently ongoing, and no tax notifications in respect of these periods have as yet been issued.


                                      Notes

11.  Equity-accounted entities


    The group's profit for the period includes the following in respect of equity-accounted entities.


                                    RC profit                       Profit
                                        (loss)     Inventory        (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Third Quarter 2005
Exploration and Production              1,523             -          1,523
Refining and Marketing                    126             4            130
Gas, Power and Renewables                  (2)            -             (2)
Other businesses and corporate             62             -             62
                                   ---------------------------------------
Continuing operations                   1,709             4          1,713
Innovene operations                         -             -              -
                                   ---------------------------------------
                                        1,709             4          1,713
                                   =======================================

Second Quarter 2005
Exploration and Production              1,163             -          1,163
Refining and Marketing                     72           (10)            62
Gas, Power and Renewables                   9             -              9
Other businesses and corporate              2            (5)            (3)
                                   ---------------------------------------
Continuing operations                   1,246           (15)         1,231
Innovene operations                         3             -              3
                                   ---------------------------------------
                                        1,249           (15)         1,234
                                   =======================================

Third Quarter 2004
Exploration and Production                980             -            980
Refining and Marketing                    123            (7)           116
Gas, Power and Renewables                   6             -              6
Other businesses and corporate             21            (6)            15
                                   ---------------------------------------
Continuing operations                   1,130           (13)         1,117
Innovene operations                         6             2              8
                                   ---------------------------------------
                                        1,136           (11)         1,125
                                   =======================================




                                      Notes


11.  Equity-accounted entities (continued)



                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Third Quarter 2005
Exploration and Production             (63)   (421)         (46)       993
Refining and Marketing                  (6)    (23)           -        101
Gas, Power and Renewables               (1)     (4)           -         (7)
Other businesses and corporate         (17)      -            -         45
                                   ---------------------------------------
Continuing operations                  (87)   (448)         (46)     1,132
Innovene operations                      -       -            -          -
                                   ---------------------------------------
                                       (87)   (448)         (46)     1,132
                                   =======================================
Second Quarter 2005
Exploration and Production             (56)   (289)         (20)       798
Refining and Marketing                  (5)    (13)           -         44
Gas, Power and Renewables               (3)     (1)           -          5
Other businesses and corporate          (1)      -            -         (4)
                                   ---------------------------------------
Continuing operations                  (65)   (303)         (20)       843
Innovene operations                      -       -            -          3
                                   ---------------------------------------
                                       (65)   (303)         (20)       846
                                   =======================================
Third Quarter 2004
Exploration and Production             (45)   (273)          (6)       656
Refining and Marketing                  (4)    (22)           -         90
Gas, Power and Renewables               (2)     (1)           -          3
Other businesses and corporate          (1)      -            -         14
                                   ---------------------------------------
Continuing operations                  (52)   (296)          (6)       763
Innovene operations                     (3)      -            -          5
                                   ---------------------------------------
                                       (55)   (296)          (6)       768
                                   =======================================



11.  Equity-accounted entities (continued)



                                    RC profit                       Profit
                                        (loss)     Inventory        (loss)
                                       before       holding         before
                                     interest         gains       interest
                                      and tax       (losses)       and tax
                                   ---------------------------------------
                                                   $ million
Nine Months 2005
Exploration and Production              3,527             -          3,527
Refining and Marketing                    274           (10)           264
Gas, Power and Renewables                  12             -             12
Other businesses and corporate             63            (5)            58
                                   ---------------------------------------
Continuing operations                   3,876           (15)         3,861
Innovene operations                         3             -              3
                                   ---------------------------------------
                                        3,879           (15)         3,864
                                   =======================================
Nine Months 2004
Exploration and Production              2,357             -          2,357
Refining and Marketing                    293           (14)           279
Gas, Power and Renewables                   8             -              8
Other businesses and corporate             69           (23)            46
                                   ---------------------------------------
Continuing operations                   2,727           (37)         2,690
Innovene operations                       (16)            8             (8)
                                   ---------------------------------------
                                        2,711           (29)         2,682
                                   =======================================

                                                                    Profit
                                                                    (loss)
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
Nine Months 2005
Exploration and Production            (171)   (937)         (74)     2,345
Refining and Marketing                 (16)    (54)           -        194
Gas, Power and Renewables               (6)     (7)           -         (1)
Other businesses and corporate         (21)      -            -         37
                                   ---------------------------------------
Continuing operations                 (214)   (998)         (74)     2,575
Innovene operations                      -       -            -          3
                                   ---------------------------------------
                                      (214)   (998)         (74)     2,578
                                   =======================================
Nine Months 2004
Exploration and Production            (141)   (653)         (26)     1,537
Refining and Marketing                 (12)    (58)           -        209
Gas, Power and Renewables               (5)     (1)           -          2
Other businesses and corporate          (3)      -            -         43
                                   ---------------------------------------
Continuing operations                 (161)   (712)         (26)     1,791
Innovene operations                     (3)      -            -        (11)
                                   ---------------------------------------
                                      (164)   (712)         (26)     1,780
                                   =======================================



                               Notes


12.  Fourth quarter results

     BP's fourth quarter results will be announced on 7 February 2006.

13.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2004 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.


                                   Contacts

                                   London                   United States
                                   --------------           --------------
Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174

Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072



http://www.bp.com/investors


                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  25 October 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary